FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of November 2013

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces Third Quarter 2013 Results

Third Quarter 2013 Revenue up 6%

YTD Revenue up 14%

2013 Revenue expected to increase by 15%-17%

2013 EBIT margin to be between 12%-13%

PARIS, France – November 7th 2013 – CGG (ISIN: 0000120164 – NYSE: CGG) announced today its non-audited third quarter 2013 consolidated results. All comparisons are made on a year-on-year basis with CGG 2012 results before the Fugro Geoscience acquisition.

•	Q3 Revenue up 6% and EBIT at $95 million*

•	Group revenue at $908 million, up 6%

•	Lower Equipment sales due to temporary weakness in demand for seismic equipment

•	Low land acquisition activity

•	Weaker multi-client after-sales after strong Q2

•	High multi-client prefunding rate at 79%

•	Reported Group EBIT at $73.2 million

•	Group EBIT margin at 10.4% before NRFI (8.1% reported)

•	Net income of $4 million

•	End of September Revenue up 14% and EBIT at $350 million**

•	Group revenue at $2.810 billion, up 14%

•	Revenue down 21% in Equipment, up 28% in Acquisition and up 40% in Geology, Geophysics & Reservoir (GGR)

•	Reported Group EBIT at $352.6 million and Group EBIT margin at 12.5%, 26.3% in Equipment, 6.6% in Acquisition and 25.0% in GGR

•	Net income of $119 million corresponding to an EPS of $0.64 (€0.49) up 56%

•	Backlog at the end of October stood at $1.25 billion with fleet utilized 96% in Q4, and 75% Q1 2014

•	2013 Expectations

•	Group revenue expected to be up 15%-17%

•	Group EBIT margin expected to be up and between 12%-13% including a 28% EBIT margin for the Equipment Division

•	Multi-client capex revised up to $450-$500 million with a prefunding rate expected above 75%

•	Industrial capex targeted at $300-$350 million

•	Positive free cash flow generation, before Fugro Geoscience transaction negative cash elements

•	Improved Return On Capital Employed

CGG CEO, Jean-Georges Malcor, commented:

“After a solid H1, which was better than expected, we are now seeing a tougher H2 due to a temporary weakness in demand for seismic equipment and softer contract marine market conditions. At the end of September, our revenue was up 14% with an EBIT margin of 12.5%. Although our Q4 performance, driven by equipment and multi-client sales, will be typically stronger than Q3, we now expect our full year 2013 revenue to be up 15% to 17%. The 2013 EBIT margin should however increase year-on-year and remain high between 12% and 13%, thanks to good operational performance and cost management.

*	Before the Q3 $(21)m non-recurring items related to the Fugro Geoscience transaction (NRFI)
**	Before the 3Q $3m NFRI

Looking ahead into 2014, CGG should continue on its path of profitable growth. The successful launch of Sercel’s 508XTsystem, representing a step-change technology in land acquisition technology and the confirmation of tenders for land acquisition mega crews in H2 should enable Equipment division to grow. In Acquisition, the recent award of large marine contracts in Angola and Mexico, as well as an expected solid North Sea season give us confidence into 2014. GGR should continue to increase its level of activity and deliver high profitability thanks notably to its high-end technologies in Geology, Subsurface Imaging, Reservoir Characterization and well prefunded multi-clients programs.”

Third Quarter 2013 Key Figures

In million $	Third Quarter 2012	Second Quarter 2013	Third Quarter 2013
Group Revenue	855	1 032	908
Equipment	283	254	223
Acquisition	527	605	568
Geology, Geophysics & Reservoir (GGR)	240	367	298
Group EBITDAs	278	324	272
Group EBIT	127	117	73
Non-recurring items related to Fugro (NRFI)	0	(11)	(21)
Group EBIT before NRFI	127	128	95
Equipment	93	71	51
Acquisition	37	28	42
GGR	53	96	54
Net Income	48	36	4
Cash Flow from Operations	171	204	189
Free Cash Flow	(39)	(43)	(30)
Net Debt	1 660	2 170	2 369
Capital Employed	5 649	6 868	7 079
Backlog	1 280	1 300	1 250

YTD 2013 Key Figures

In million $	YTD 2012	YTD 2013
Group Revenue	2 473	2 810
Equipment	916	728
Acquisition	1 377	1 767
Geology, Geophysics & Reservoir (GGR)	658	925
Group EBITDAs	719	909
Group EBIT	280	353
Non-recurring items related to Fugro	0	3
Group EBIT before NRFI	280	350
Equipment	300	191
Acquisition	3	117
GGR	120	231
Group EBIT margin	11%	12%
Equipment margin	33%	26%
Acquisition margin	0%	7%
GGR margin	18%	25%
Net Income	79	119
Cash Flow from Operations	467	456
Free Cash Flow	(175)	(222)

Post-closing events:

•	Geo Atlantic was returned to its shipowner on October 30th

Third Quarter 2013 Financial Results by Division

Equipment

Equipment In million $	Third Quarter 2012	Second Quarter 2013	Third Quarter 2013
Equipment Total Revenue	283	254	223
External Revenue	221	188	187
EBITDAs	105	83	63
Margin	37%	33%	28%
EBIT	93	71	51
Margin	33%	28%	23%
Capital Employed (in billion $)	—	0.8	0.9

Equipment division Total Revenue was $223 million, down 21% compared to the third quarter of 2012 and down 12% sequentially due to temporary weakness in seismic equipment which represented 34% of total revenue. External sales were $187 million, down 15% and internal sales represented 16% of total revenue. Sales were strong in Eastern Europe and Russia.

In September Sercel successfully launched the 508XT, its new-generation land acquisition system. The 508XT will have the ability to address increasing industry demand for land Mega-Crews to record up to 1 million channels in real time and improves data quality through real time quality control and second generation MEMS sensors three times quieter than any existing sensor. It will also lead to increased productivity through zero downtime with reinforced redundancy systems and efficient operational cost management with 30% lighter equipment and the need for 25% less crew. Finally, it will contribute to safe and environmentally friendly operations.

Equipment division EBITDAs was $63 million, a margin of 28%.

Equipment division EBIT was $51 million, a margin of 23%. The reduced margin is mainly due to stable operating costs (R&D and SG&A) facing lower revenue.

Equipment division Capital Employed was $0.9 billion at the end of September 2013.

Acquisition

Acquisition In million $	Third Quarter 2012	Second Quarter 2013	Third Quarter 2013
Acquisition Total Revenue	527	605	568
External Revenue	394	477	423
Total Marine	360	511	462
Total Land and Airborne Acquisition	167	94	106
EBITDAs	91	121	115
Margin	17%	20%	20%
EBIT	37	28	42
Margin	7%	5%	7%
Capital Employed (in billion $)	—	3.3	3.4

Acquisition division Total Revenue was $568 million, up 8% year-on-year and down 6%, sequentially with a strong operational performance by Marine acquisition and lower land acquisition revenue. External revenue was $423 million.

•	Marine Acquisition revenue was $462 million, up 28% year-on-year and down 10% sequentially. 22% of the fleet was dedicated to multi-client programs. Utilization rate was at a high level this quarter for the whole fleet with availability rate at 89% and a production rate at a historically high level at 94%.

During the quarter, CGG was notably awarded a BroadSeisTM contract by PETRONAS to acquire and process a 10,000km2 3D seismic survey program offshore Malaysia. CGG also received a letter of award for a large high-end BroadSeis wide-azimuth acquisition program in Angola corresponding to a 1,484 km2 acquisition program. CGG has also been recently selected to acquire the phase 5 of the Pemex’s Centauro program in Mexico which will add another 6,850 km2 of data to the existing 25,000 km2 acquired since the launch of the program in October 2010, bringing the total volume to almost 32,000 km2.

•	Land and Airborne Acquisition revenue totalled $106 million, down 37% year-on-year and up 10% sequentially. This decrease y-o-y is mainly due to the transfer of our shallow water and OBC/OBN activity into the Seabed Geosolutions JV. The situation in North Africa is slowly improving. The Airborne organization joined CGG on the 2nd of September.

Acquisition division EBITDAs was $115 million, a margin of 20%.

Acquisition division EBIT was $42 million (before NRFI), a margin of 7%. Marine acquisition delivered a strong operational performance with a record production rate. Land profitability has slightly improved.

Acquisition division Capital Employed was $3.4 billion at the end of September 2013.

Geology, Geophysics & Reservoir (GGR)

GGR In million $	Third Quarter 2012	Second Quarter 2013	Third Quarter 2013
GGR Total Revenue	240	367	298
Multi-client and basin data	117	215	145
Prefunding	89	87	97
Subsurface Imaging & Reservoir	123	152	153
EBITDAs	152	218	169
Margin	64%	59%	57%
EBIT	53	96	54
Margin	22%	26%	18%
Capital Employed (in billion $)	—	2.8	2.8

GGR Division Total Revenue was $298 million, up 24% year-on-year and down 19% sequentially with lower multi-client after-sales as expected.

•	Multi-client and basin data revenue increased to $145 million, up 24% year-on-year and down 33% sequentially with low after-sales after a strong second quarter whereas the cash prefunding rate was 79%, higher than expected.

•	Prefunding revenue was $97 million. Multi-client cash capex was $125 million, 79% prefunded and mainly focused offshore in the North Sea but also in the Gulf of Mexico with the continuation of our IBALT program. CGG delivered on schedule the Fast TraxTM TTI RTM processed data from its IBALT broadband full-azimuth survey covering over 5,000 km2 (221 blocks) in the Keathley Canyon area of the Gulf of Mexico. CGG also successfully completed a second BroadSeisTM multi-client survey offshore Norway located in the southeastern part of the Barents Sea. Following a very strong Q2, after-sales were at a low level.

•	Subsurface Imaging & Reservoir revenue was $153 million, up 25% year-on-year and stable sequentially. Demand for imaging and reservoir characterization activities remained strong. CGG and Baker Hughes signed a letter of intent to realign the firms’ joint venture VSFusion to focus on microseismic monitoring, processing, visualization and interpretation as well as microseismic permanent monitoring. The joint venture, now called Magnitude, strengthens the capabilities of Baker Hughes and CGG in unconventional resource plays and other emerging markets.

GGR Division EBITDAs was $169 million, a margin of 57%.

GGR Division EBIT was $54 million, a margin of 18%. The multi-client depreciation rate amounted to 74%, leading to a $803 million Net Book Value at the end of September 2013.

GGR Division Capital Employed was $2.8 billion at the end of September 2013.

Third Quarter 2013 Financial Results

Group Total Revenue was $908 million, up 6% year-on-year and down 12% sequentially. This breaks down to 20% from the Equipment division, 47% from the Acquisition division, and 33% from the GGR division.

Reported Group EBITDAs was $272 million, a margin of 30%. Before the non-recurring charge associated with the Fugro Geoscience transaction, Group EBITDAs was $274 million.

In million $	Third Quarter 2012	Second Quarter 2013	Third Quarter 2013
Group EBITDAs	278	324	272
Margin	32%	31%	30%
Equipment	105	83	63
Acquisition	91	121	115
GGR	152	218	169
Eliminations	(60)	(75)	(62)
Corporate	(10)	(14)	(10)
Non-recurring items related to Fugro	0	(10)	(2)

Reported Group EBIT was $73.2 million, a margin of 8.1%. Before the non-recurring charge associated with the Fugro Geoscience transaction, Group EBIT was $94.6 million, a margin of 10.4%. During the quarter, the non-recurring items related to the Fugro Geoscience transaction (NFRI) included the year-to-date negative contribution of the Seabed Geosolutions JV due to slow start of activity and operational issues on one contract.

In million $	Third Quarter 2012	Second Quarter 2013	Third Quarter 2013
Group EBIT	127	117	73
Margin	15%	11%	8%
Equipment	93	71	51
Acquisition	37	28	42
GGR	53	96	54
Eliminations	(42)	(51)	(41)
Corporate	(13)	(15)	(12)
Non-recurring items related to Fugro	0	(11)	(21)

Financial Charges were $59 million:

•	Cost of debt was $51 million including the $4 million one-off accelerated amortization relating to the early repayment of $125m of the 2016 High Yield Bond in August 2013. The total amount of interest paid during the quarter was $16 million

•	Other financial items were negative at $8 million including the $6 million call premium paid with the 2016 High Yield Bond partial reimbursement

Taxes were $11 million including the $5 million favorable impact of deferred tax on currency conversion.

Group Net Income was $4 million.

After minority interests, Net Income attributable to the owners of CGG was a gain of $2 million/€2 million. EPS was positive at $0.01/€0.01.

Cash Flow

Cash Flow from operations was $189 million compared to $171 million for the third quarter 2012.

Global Capex was $206 million this quarter.

•	Industrial capex was $65 million

•	Research & Development capex was $17 million

•	Multi-client cash capex was $125 million

In million $	Third Quarter 2012	Second Quarter 2013	Third Quarter 2013
Capex	196	198	206
Industrial	63	77	65
R&D	7	14	17
Multi-client Cash	126	107	125
Marine MC	87	87	93
Other MC	39	20	32

Free Cash Flow

After the payment of $16 million in interest expenses during the quarter and Capex, free cash flow was negative at $(30) million.

Third Quarter 2013 Comparisons with Third Quarter 2012

Consolidated Income Statements In million $	Third Quarter 2012	Second Quarter 2013	Third Quarter 2013
Exchange rate euro/dollar	1.249	1.296	1.320
Operating Revenue	855.0	1031.7	908.0
Equipment	282.9	254.3	222.7
Acquisition	527.4	605.4	567.9
GGR	239.6	366.9	298.1
Elimination	(194.9)	(194.9)	(180.7)
Gross Margin	195.1	237.9	194.1
Operating Income	114.6	121.5	79.0
Equity from Investments	12.6	(4.5)	(5.8)
EBIT	127.2	117.0	73.2
Equipment	92.5	71.0	51.0
Acquisition	36.5	28.0	42.2
GGR	53.0	95.9	54.3
Non-recurring items related to Fugro (NFRI)	0.0	(10.8)	(21.4)
Corporate and eliminations	(54.8)	(67.1)	(52.8)
EBIT before NRFI	127.2	127.7	94.6
Net Financial Costs	(38.3)	(46.7)	(58.6)
Income Taxes	(41.1)	(36.3)	(15.4)
Deferred Tax on Currency Translation	0.2	1.7	4.7
Net Income	48.0	35.7	3.9
Shareholder’s Net Income	44.4	34.9	2.2
Earnings per share in $	0.28	0.20	0.01
Earnings per share in €	0.22	0.15	0.01
EBITDAs	277.8	323.8	272.3
Equipment	104.6	83.1	63.0
Acquisition	91.1	120.6	114.8
GGR	152.3	217.9	168.6
Non-recurring items related to Fugro	0.0	(9.6)	(1.6)
Corporate and eliminations	(70.2)	(88.2)	(72.5)
Industrial Capex (including R&D capex)	70.1	90.2	81.0
Multi-client Cash Capex	125.7	107.3	124.7

Year-to-Date 2013 Financial Results

Group Total Revenue was $2.810 billion up 14% compared to 2012 with a strong H1 ahead of expectations and a tougher Q3. This breaks down to 20% from the Equipment division, 47% from the Acquisition division and 33% from the GGR division.

Group EBITDAs was $909 million up 27% and representing a 32% margin. Before the non-recurring impact of the Fugro Geoscience deal, Group EBITDAs was $880 million.

In million $	YTD 2012	YTD 2013
Group EBITDAs	719	909
Margin	29%	32%
Equipment	334	227
Acquisition	176	357
GGR	383	550
Eliminations	(141)	(220)
Corporate Costs	(33)	(34)
Non-recurring items linked to Fugro	0	30

Group EBIT was $352.6 million up 26%, a margin of 12.9%. Before the non-recurring impact of the Fugro Geoscience deal, Group EBIT was $350.3 million, a margin of 12.5%:

•	Facing the $69 million net capital gain from SWOBS transaction ($85 million capital gain reduced by the year-to-date negative contribution of the Seabed Geosolutions JV due to a slow start and operational issues on one project), the restructuring costs amounted $(66) million: $(50) million in Q1, $(11) million in Q2 and $(5) million in Q3. The NFRI were $3 million at the end of September.

•	Equipment EBIT margin was at 26.3% showing a strong resilience despite the lower sales volume thanks to efficient cost management.

•	Acquisition EBIT margin (before NRFI) was at 6.6% mainly due to an excellent marine production rate at a record level of 93%, while land was gradually recovering in still challenging safety conditions.

•	GGR EBIT margin was at 25.0% driven by a solid multi-client activity and a strong prefunding rate at 70%. The performance of Subsurface Imaging & Reservoir remained high with fair market conditions. Reservoir and geology activities continued to be solid driven by sustained demand for complex geologies projects.

In million $	YTD 2012	YTD 2013
Group EBIT	280	353
Margin	11%	13%
Equipment	300	191
Acquisition	3	117
GGR	120	231
Eliminations	(103)	(149)
Corporate Costs	(39)	(41)
Non-recurring items linked to Fugro (NRFI)	0	3

Financial Charges were $157 million:

•	The cost of debt was $144 million, while the total amount of interest paid was $82 million

•	Other financial items were negative at $12 million including $3 million related to additional bridge-loan commitment fees and the $6 million call premium related to the 2016 High Yield Bond partial reimbursement

Taxes were $77 million.

Group Net Income was $119 million.

After minority interests, Net Income attributable to the owners of CGG was $114 million/€87 million. EPS was positive at $0.64 (€0.49), up 56% year-on-year.

Cash Flow

Cash Flow from operations was $456 million including a $(284) million change in working capital.

Global Capex was $605 million over the first nine months of 2013.

•	Industrial capex was $205 million

•	Research & Development capex was $41 million

•	Multi-client cash capex was $359 million

In million $	YTD 2012	YTD 2013
Capex	577	605
Industrial	273	205
R&D	21	41
Multi-client Cash	283	359
Marine MC	178	300
Other MC	105	60

Free Cash Flow

After $82 million of interest paid during the first nine months and Capex, free cash flow was negative at $(222) million and at $(174) million excluding the cash impact of the NRFI, the same as 2012.

Balance Sheet

Debt Management:

As part of the company’s proactive management of its debt, CGG accelerated in July the refinancing of its credit facilities by extending the debt maturity periods:

•	A five-year-$200-million credit facility was signed with a 4.4% interest rate, notably to reimburse the 2013 tranche of our Fugro Vendor Loan

•	The two existing $289m Revolving Credit Facilities expiring in January/February 2014 were fully renewed with:

•	A-$165-million US Revolving Credit Facility for a period of 5 years

•	A-$325-million French Revolving Credit Facility for a period of three years and the potential for 2 year extensions

•	CGG made an early repayment in August of $125 million of the 9.5% 2016 High Yield Bond

•	At the end of September, after full completion of the Fugro Geoscience’s transaction and repayment of the 2013 installment, the Fugro Vendor Loan totaled €112.5 million

Net Debt to Equity Ratio:

Group gross debt was $2.689 billion at the end of September 2013. Available cash was $320 million and Group net debt was $2.369 billion.

Net debt to equity ratio, at the end of September 2013, was 51%.

Year-to-Date 2013 Comparisons with Year-to-Date 2012

Consolidated Income Statements In million $	YTD 2012	YTD 2013
Exchange rate euro/dollar	1.288	1.315
Operating Revenue	2472.6	2810.4
Equipment	915.9	727.7
Acquisition	1376.7	1767.3
GGR	658.4	924.6
Elimination	(478.4)	(609.2)
Gross Margin	511.5	628.1
Operating Income	253.8	352.3
Equity from Investments	26.3	0.3
EBIT	280.1	352.6
Equipment	299.7	191.1
Acquisition	2.5	117.4
GGR	120.2	230.9
Non-recurring items related to Fugro	0.0	2.7
Corporate and eliminations	(142.3)	(189.5)
EBIT before NRFI	280.1	350.3
Net Financial Costs	(114.2)	(156.6)
Income Taxes	(87.3)	(77.0)
Deferred Tax on Currency Translation	0.2	(0.3)
Net Income	78.8	118.7
Shareholder’s Net Income	65.6	113.8
Earnings per share in $	0.41	0.64
Earnings per share in €	0.32	0.49
EBITDAs	718.6	909.4
Equipment	334.0	227.3
Acquisition	175.8	356.6
GGR	382.8	550.0
Non-recurring items related to Fugro	0.0	29.9
Corporate and eliminations	(174.0)	(254.4)
Industrial Capex (including R&D capex)	294.3	246.0
Multi-client Cash Capex	283.1	359.2

Capital Market Day

•	CGG will host a capital market day on Thursday 17th December 2013 from 9:00 AM to 3:30 PM in Espace Cambon, 46 rue Cambon in Paris.

Other Information

•	An English language conference call is scheduled today Thursday 7th November, 2013 at 10:00 AM (Paris time) – 9:00 AM (London time).

To take part in the English language conference, simply dial five to ten minutes prior to the scheduled start time.

US Toll Free International call-in Replay Conference number (replay)	1-877-317-6789 1-412-317-6789 1-877-344-7529 & 1-412-317-0088 10024660

You will be connected to the conference: “CGG Q3 2013 results”.

•	Copies of the presentation are posted on the Company website www.cgg.com and can be downloaded.

•	The conference call will be broadcast live on the CGG website www.cgg.com and a replay will be available for two weeks thereafter.

About CGG:

CGG (www.cgg.com) is a fully integrated Geosciences company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs 9,800 people around the world, all with a Passion for Geosciences and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts:

Group Communications

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

Investor Relations

Catherine Leveau

Tel: +33 1 64 47 34 89

E-mail: invrelparis@cgg.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

CGG

CONSOLIDATED FINANCIAL

STATEMENTS

Third Quarter 2013

UNAUDITED CONSOLIDATED BALANCE SHEET

	September 30, 2013	December 31, 2012 (restated) (1)
Amounts in millions of U.S.$, unless indicated
ASSETS
Cash and cash equivalents	319.8	1,520.2
Trade accounts and notes receivable, net	1,080.8	888.7
Inventories and work-in-progress, net	494.1	419.2
Income tax assets	120.4	111.7
Other current assets, net	192.9	139.6
Assets held for sale, net	10.9	393.9
Total current assets	2,218.9	3,473.3
Deferred tax assets	211.6	171.4
Investments and other financial assets, net	50.0	53.7
Investments in companies under equity method	327.0	124.5
Property, plant and equipment, net	1,695.6	1,159.5
Intangible assets, net	1,271.9	934.9
Goodwill, net	3,125.3	2,415.5
Total non-current assets	6,681.4	4,859.5
TOTAL ASSETS	8,900.3	8,332.8
LIABILITIES AND EQUITY
Bank overdrafts	5.5	4.2
Current portion of financial debt	207.3	47.8
Trade accounts and notes payable	491.3	505.5
Accrued payroll costs	234.4	209.9
Income taxes liability payable	91.5	97.0
Advance billings to customers	42.8	36.0
Provisions – current portion	46.1	21.0
Other current liabilities	272.7	300.2
Total current liabilities	1,391.6	1,221.6
Deferred tax liabilities	146.0	106.0
Provisions – non-current portion	135.7	123.5
Financial debt	2,475.9	2,253.2
Other non-current liabilities	40.1	46.6
Total non-current liabilities	2,797.7	2,529.3
Common stock 301,810,588 shares authorized and 176,884,273 shares with a €0.40 nominal value issued and outstanding at September 30, 2013 and 176,392,225 at December 31, 2012	92.7	92.4
Additional paid-in capital	3,180.3	3,179.1
Retained earnings	1,278.3	1,190.6
Other reserves	(18.7)	(27.8)
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to the owners of CGG	113.8	75.2
Cumulative income and expense recognized directly in equity	(7.4)	(7.6)
Cumulative translation adjustment	(2.5)	1.9
Equity attributable to owners of CGG	4,615.9	4,483.2
Non-controlling interests	95.1	98.7
Total equity	4,711.0	4,581.9
TOTAL LIABILITIES AND EQUITY	8,900.3	8,332.8

*	Starting January 1, 2013, CGG applies IAS19 revised - Employee benefits. As the application of this new standard is a change of accounting policy, all comparative financial information has been restated to present comparative amounts for each period presented as if the new accounting policy had always been applied. The adjustments resulting from the immediate recognition of past services costs were as follows as of December 31, 2012: Increase in employee benefit liability of U.S.$15.9 million, decrease in retained earnings of U.S.$(10.0) million and decrease in deferred tax liability of U.S.$(5.9) million.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Nine months ended September 30,
	2013	2012 (restated) (4)
Amounts in millions of U.S.$, except per share data or unless indicated
Operating revenues	2,810.4	2,472.6
Other income from ordinary activities	1.5	2.7
Total income from ordinary activities	2,811.9	2,475.3
Cost of operations	(2,183.8)	(1,963.8)
Gross profit	628.1	511.5
Research and development expenses, net	(84.1)	(65.4)
Marketing and selling expenses	(94.4)	(68.7)
General and administrative expenses	(161.3)	(136.4)
Other revenues (expenses), net	64.0	12.8
Operating income	352.3	253.8
Expenses related to financial debt	(145.6)	(117.5)
Income provided by cash and cash equivalents	1.4	2.0
Cost of financial debt, net	(144.2)	(115.5)
Other financial income (loss)	(12.4)	1.3
Income (loss) of consolidated companies before income taxes	195.7	139.6
Deferred taxes on currency translation	(0.3)	0.2
Other income taxes	(77.0)	(87.3)
Total income taxes	(77.3)	(87.1)
Net income (loss) from consolidated companies	118.4	52.5
Share of income (loss) in companies accounted for under equity method	0.3	26.3
Net income (loss)	118.7	78.8
Attributable to :
Owners of CGG	$113.8	65.6
Owners of CGG(1)	€86.6	51.0
Non-controlling interests	$4.9	13.2
Weighted average number of shares outstanding	176,673,792	158,733,524
Dilutive potential shares from stock-options	558,049	685,906
Dilutive potential shares from performance share plan	611,140	680,745
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	177,842,981	160,100,175
Net income (loss) per share
Basic	$0.64	0.41 (3)
Basic (1)	€0.49	0.32 (3)
Diluted	$0.64	0.41 (3)
Diluted (1)	€0.49	0.32 (3)

(1)	Converted at the average exchange rate of U.S.$1.3148 and U.S.$1.2878 per € for the periods ended September 30, 2013 and 2012, respectively.
(2)	Convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.
(3)	As a result of the capital increase of CGG in 2012 via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2012 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(4)	Restatement related to IAS19 revised.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended September 30,
	2013	2012 (restated) (4)
Amounts in millions of U.S.$, except per share data or unless indicated
Operating revenues	908.0	855.0
Other income from ordinary activities	0.4	0.6
Total income from ordinary activities	908.4	855.6
Cost of operations	(714.3)	(660.5)
Gross profit	194.1	195.1
Research and development expenses, net	(33.1)	(20.9)
Marketing and selling expenses	(31.5)	(22.1)
General and administrative expenses	(56.1)	(44.3)
Other revenues (expenses), net	5.6	6.8
Operating income	79.0	114.6
Expenses related to financial debt	(51.5)	(38.8)
Income provided by cash and cash equivalents	0.4	0.6
Cost of financial debt, net	(51.1)	(38.2)
Other financial income (loss)	(7.5)	(0.1)
Income (loss) of consolidated companies before income taxes	20.4	76.3
Deferred taxes on currency translation	4.7	0.2
Other income taxes	(15.4)	(41.1)
Total income taxes	(10.7)	(40.9)
Net income (loss) from consolidated companies	9.7	35.4
Share of income (loss) in companies accounted for under equity method	(5.8)	12.6
Net income (loss)	3.9	48.0
Attributable to :
Owners of CGG	$2.2	44.4
Owners of CGG(1)	€1.7	34.8
Non-controlling interests	$1.7	3.6
Weighted average number of shares outstanding	176,878,535	158,794,301
Dilutive potential shares from stock-options	521,919	810,629
Dilutive potential shares from performance share plan	611,140	680,746
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	178,011,594	160,285,676
Net income (loss) per share
Basic	$0.01	0.28 (3)
Basic (1)	€0.01	0.22 (3)
Diluted	$0.01	0.28 (3)
Diluted (1)	€0.01	0.22 (3)

(1)	Corresponding to the nine month amount in euros less the half-year amount in euros.
(2)	Convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.
(3)	As a result of the capital increase of CGG in 2012 via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2012 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(4)	Restatement related to IAS19 revised.

UNAUDITED ANALYSIS BY OPERATING SEGMENT

We previously reported our results on the basis of two segments: Geophysical Services and Geophysical Equipment. As a result of the acquisition of the Fugro’s Geoscience Division, we changed our organization, as well as the way management measures our performance. Since February 1, 2013, we have been organized in three Divisions:

•	Acquisition segment, which comprises the following business lines:

•	Marine acquisition: seismic data acquisition offshore undertaken by us on behalf of a specific client;

•	Land and Airborne: other seismic data acquisition undertaken by us on behalf of a specific client;

•	Geology, Geophysics & Reservoir (“GGR”) segment which comprises the following business lines:

•	Multi-clients, basin data and Data Management: seismic and geological data undertaken by us and licensed to a number of clients on a non-exclusive basis and data management services;

•	Imaging and Reservoir: processing and imaging of geophysical data and reservoir characterization.

•	Equipment segment, which we conduct through Sercel, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine.

Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure the performance.

We also changed our main performance indicator from operating income to earnings before interest and tax (“EBIT”). We define EBIT as operating income plus our share of income in companies accounted for under the equity method. EBIT is used by management as performance indicator because it captures the contribution to our results of the significant businesses that we manage through our joint-ventures.

Prior period segment disclosure has been restated to reflect the new segments.

Nine months ended September 30th 2013

	2013					2012 (restated)
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Acqui- sition	GGR	Equip- ment	Eliminations and Other	Consolidated Total	Acqui- sition	GGR	Equip- ment	Eliminations and Other	Consolidated Total
Revenues from unaffiliated customers	1,321.0	924.6	564.8	—	2,810.4	1,106.0	658.4	708.2	—	2,472.6
Inter-segment revenues	446.3	—	162.9	(609.2)	—	270.7	—	207.7	(478.4)	—
Operating revenues	1,767.3	924.6	727.7	(609.2)	2,810.4	1,376.7	658.4	915.9	(478.4)	2,472.6
Depreciation and amortization (excluding multi-client surveys)	(258.2)	(47.1)	(34.5)	—	(339.8)	(193.6)	(26.9)	(32.1)	—	(252.6)
Depreciation and amortization of multi-client surveys	—	(270.2)	—	—	(270.2)	—	(237.5)	—	—	(237.5)
Share of income in companies accounted for under equity method (1)	15.0	0.9	—	(15.6)	0.3	22.3	4.0	—	—	26.3
Earnings before interest and tax (2)	117.4	230.9	191.1	(186.8)	352.6	2.5	120.2	299.7	(142.3)	280.1
Capital expenditures (excluding multi-client surveys) (3)	175.7	34.7	35.6	(9.3)	236.7	250.3	22.8	21.1	(3.7)	290.5
Investments in multi-client surveys, net cash	—	359.2	—	—	359.2	—	283.1	—	—	283.1
Capital employed (4)	3.4	2.8	0.9	—	7.1	3.1	1.8	0.7	—	5.6
Total assets (4)	4.0	3.1	1.1	0.3	8.5	3.4	1.9	1.0	0.5	6.8

(1)	Operational results of companies accounted for under equity method were U.S.$(0.9) million and U.S.$36.4 million for the nine months ended September 30, 2013 and 2012, respectively.
(2)	GGR EBIT for the nine months ended September 30, 2013 includes a gain of U.S.$19.8 million related to the sale of the Company’s shareholding interest in Spectrum ASA.

For the nine months ended September 30, 2013, “eliminations and other” include general corporate expenses of U.S.$(41.4) million, U.S.$(148.1) million of intra-group margin and U.S.$2.7 million of non-recurring items related to the Fugro Geosciences’ transaction including: (i) a gain of U.S.$84.5 million related to contribution of shallow-water and OBC assets to our Seabed joint-venture with Fugro; offset by (ii) share of income of our Seabed joint-venture of US $ (15.6) million; (iii) restructuring costs, net of reversal of provisions, of U.S.$(33.9) million mainly related to the acquired vessels from Fugro; and (iv) acquisition and integration costs of U.S.$(32.3) million.

(3)	Capital expenditures include capitalized development costs of U.S.$41.0 million and U.S.$21.0 million for the nine months ended September 30, 2013 and 2012, respectively.
(4)	Based on a preliminary Fugro purchase price allocation.

Three months ended September 30,

	2013					2012 (restated)
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Acqui- sition	GGR	Equip- ment	Eliminations and Other	Consolidated Total	Acqui- sition	GGR	Equip- ment	Eliminations and Other	Consolidated Total
Revenues from unaffiliated customers	423.0	298.1	186.9	—	908.0	394.3	239.6	221.1	—	855.0
Inter-segment revenues	144.9	—	35.8	(180.7)	—	133.1	—	61.8	(194.9)	—
Operating revenues	567.9	298.1	222.7	(180.7)	908.0	527.4	239.6	282.9	(194.9)	855.0
Depreciation and amortization (excluding multi-client surveys)	(83.6)	(17.0)	(11.5)	—	(112.1)	(63.9)	(7.5)	(11.2)	—	(82.6)
Depreciation and amortization of multi-client surveys	—	(96.2)	—	—	(96.2)	—	(92.6)	—	—	(92.6)
Share of income in companies accounted for under equity method (1)	9.9	(0.1)	—	(15.6)	(5.8)	11.2	1.4	—	—	12.6
Earnings before interest and tax (2)	42.2	54.3	51.0	(74.3)	73.2	36.5	53.0	92.5	(54.8)	127.2
Capital expenditures (excluding multi-client surveys) (3)	53.7	11.2	16.1	(2.3)	78.7	53.3	7.3	9.4	7.3	77.3
Investments in multi-client surveys, net cash	—	124.7	—	—	124.7	—	125.7	—	—	125.7

(1)	Operational results of companies accounted for under equity method were U.S.$(5.7) million and U.S.$15.7 million for the three months ended September 30, 2013 and 2012, respectively.
(2)	For the three months ended September 30, 2013, “eliminations and other” include general corporate expenses of U.S.$(12.2) million, U.S.$(40.7) million of intra-group margin and U.S.$(21.4) million of non-recurring items related to the Fugro Geosciences’ transaction: (i) restructuring costs, net of reversal of provisions, of U.S.$3.4 million related to the acquired vessels from Fugro; (ii) acquisition costs of U.S.$(9.2) million; and (iii) share of income of our Seabed joint-venture of U.S.$(15.6) million.

For the three months ended September 30, 2012, general corporate expenses amounted to U.S.$13.0 million.

(3)	Capital expenditures include capitalized development costs of U.S.$16.5 million and U.S.$6.9 million for the three months ended September 30, 2013 and 2012, respectively.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine months ended September 30,
	2013	2012 (restated) (1)
Amounts in millions of U.S.$
OPERATING
Net income (loss)	118.7	78.8
Depreciation and amortization	339.8	252.6
Multi-client surveys depreciation and amortization	270.2	237.5
Depreciation and amortization capitalized to multi-client surveys	(68.4)	(40.6)
Variance on provisions	12.2	(4.1)
Stock based compensation expenses	15.5	15.3
Net gain (loss) on disposal of fixed assets	(96.9)	(13.0)
Equity income (loss) of investees	(0.3)	(26.3)
Dividends received from affiliates	10.0	22.1
Other non-cash items	4.6	4.0
Net cash including net cost of financial debt and income tax	605.4	526.3
Less net cost of financial debt	144.2	115.5
Less income tax expense	77.3	87.1
Net cash excluding net cost of financial debt and income tax	826.9	728.9
Income tax paid	(86.2)	(122.8)
Net cash before changes in working capital	740.7	606.1
- change in trade accounts and notes receivable	(66.6)	(77.7)
- change in inventories and work-in-progress	(44.4)	(52.3)
- change in other current assets	27.9	(3.5)
- change in trade accounts and notes payable	(165.7)	23.2
- change in other current liabilities	(33.0)	(31.1)
Impact of changes in exchange rate on financial items	(2.6)	2.2
Net cash provided by operating activities	456.3	466.9
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(236.7)	(290.5)
Investment in multi-client surveys, net cash	(359.2)	(283.1)
Proceeds from disposals of tangible and intangible assets	4.9	3.3
Total net proceeds from financial assets	33.7	35.4
Acquisition of investments, net of cash and cash equivalents acquired	(939.9)	(52.5)
Impact of changes in consolidation scope	—	—
Variation in loans granted	3.9	0.4
Variation in subsidies for capital expenditures	(1.5)	(1.2)
Variation in other non-current financial assets	0.8	(1.4)
Net cash used in investing activities	(1,494.0)	(589.6)
FINANCING
Repayment of long-term debts	(466.3)	(50.8)
Total issuance of long-term debts	385.2	79.2
Lease repayments	(11.9)	(19.5)
Change in short-term loans	0.5	(2.0)
Financial expenses paid	(82.0)	(68.5)
Net proceeds from capital increase
- from shareholders	1.3	2.0
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	(7.5)	(5.6)
Acquisition/disposal from treasury shares	—	—
Net cash provided by (used in) financing activities	(180.7)	(65.2)
Effects of exchange rates on cash	18.0	(6.4)
Net increase (decrease) in cash and cash equivalents	(1,200.4)	(194.3)
Cash and cash equivalents at beginning of year	1,520.2	531.4
Cash and cash equivalents at end of period	319.8	337.1

(1)	Restatement related to IAS19 revised.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 7th, 2013	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP